Colombier Acquisition Corp.

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL 33480

VIA EDGAR

June 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman
Lyn Shenk
Kate Beukenkamp
Donald Field

Re:	Colombier Acquisition Corp.
Amendment No.1 to Registration Statement on Form S-4
Filed May 23, 2023
File No. 333-271177

Ladies and Gentlemen:

Colombier Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 5, 2023, relating to the Registration Statement on Form S-4, filed by the Company with the Commission on May 23, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No.1 to Registration Statement on Form S-4 filed May 23, 2023

Q: What equity stake will current Colombier stockholders and PSQ Stockholders…?, page 19

1.	We note your response to comment 10, including the revisions to disclose additional sources of dilution that may impact public stockholders (e.g., earnout shares, shares being reserved for the new Incentive Plan and ESPP) in bullet points below the tables providing five scenarios regarding varying ownership levels assuming redemption levels by different stockholders. Please revise the bullet points below the tables to quantify the potential equity issuances (e.g., the number of shares associated with each additional source of dilution). In this regard, we note that the additional sources of dilution are potentially significant in comparison to the public stockholders ownership position. Additionally, please revise your disclosure to make clear that any issuances of these additional shares in the future will negatively impact the percentage of shares held by public stockholders and will have the effect of diluting their percentage ownership in the combined company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 18-21 of the Registration Statement to include the requested information.

2.	Please revise to quantify and discuss the conversion of the PSQ Convertible Debt Notes to include their preferred conversion pricing/valuation. Additionally, since the notes conversion appears directly tied to the closing of the Business Combination, please include the shares in each respective table and adjust the ownership percentages accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 8, 20, 75 and 116 of the Registration Statement to include the requested information.

Q: What happens to the funds held in the Trust Account upon consummation of the Business Combination?. Page 29

3.	We note your response to comment 11 and reissue. To the extent possible, please revise to specifically quantify the items detailed in the six listed bullets. Consider adding a chart or some other presentation so public stockholders can clearly understand how the funds held in the Trust Account are being used in connection with this Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 29 of the Registration Statement to include the requested information.

PSQ Holdings, Inc., page 33

4.	Please revise the sixth paragraph to also disclose the company’s revenues for the referenced periods.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 34 of the Registration Statement to include the requested information.

Risks Related to Ownership of Combined Company Common Stock

Colombier stockholders will experience immediate dilution as a consequence of the issuance...,page 73

5.	We note your response to comment 16, including a cross-reference to other redemption scenarios in lieu of a full discussion of the various redemption scenarios presented elsewhere in your disclosure in addition to the “no redemptions” scenario currently disclosed. Please revise this risk factor to describe the effects greater than “no redemptions” scenario will have on the various stockholders, with attention to dilution and voting impacts that public stockholders may experience. Further, please expand your disclosure to discuss in greater detail how having a minority share position may reduce the influence that Colombier’s public stockholders have on the management of the company by way of example or otherwise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 73-76 of the Registration Statement to include the requested information.

Information about PSQ

Product Development, page 225

6.	We note that your response to comment 29. Please revise your disclosure to discuss how you measure or define what constitutes a member being an “active consumer member” (e.g., logged on to your platform or made a purchase using your platform within a certain amount of time.)

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 226 of the Registration Statement to include the requested information.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Meredith Laitner, Esq., of Ellenoff Grossman & Schole LLP, at mlaitner@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Colombier Acquisition Corp.

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Glenn Pollner
Andrew Alin
Judd Abramson
Wilmer Cutler Pickering Hale and Dorr LLP

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